EXHIBIT 2.1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

First Amendment to Agreement and Plan of Merger (this “First Amendment”), dated as of March 31, 2023 by and between Renovo Resource Solutions, Inc., a Florida corporation (the “Company”), and Kingfish Holding Corporation (the “Purchaser”), a Delaware corporation.

RECITALS

WHEREAS, the parties hereto entered into an Agreement and Plan of Merger, dated as of October 28, 2022 (the “Merger Agreement”), pursuant to which the Company will merge with and into the Purchaser (the “Merger”) at the Effective Time, with the Purchaser being the surviving corporation;

WHEREAS, the Purchaser is required to file a Super Form 8-K with the SEC within four Business Days after the Effective Date;

WHEREAS, due to the unanticipated length of time that it has taken for the independent auditors to prepare the necessary audited financial statements for the Company, as well as other factors, the Company has been unable to provide the Purchaser with all of the information concerning the Company necessary for the Purchaser to prepare the Super Form 8-K required to be with the SEC within a reasonable period of time prior to the Outside Termination Date (March 31, 2023);

WHEREAS, the parties agree that as a result of such unforeseen delay, it would be in the best interests of their respective shareholders to amend the Merger Agreement to revise the Outside Termination Date to May 31, 2023;

WHEREAS, the Company did not consummate its acquisition of 6, LLC prior to the February 23, 2023 maturity date of 6 LLC’s loan with Hancock Whitney Bank (“Bank Loan”) and, as a result, the Bank Loan was not assumed by the Company prior to such maturity date;

WHEREAS, as a consequence of the failure the Company to assume the Bank Loan or 6, LLC’s pay off the Bank Loan prior to the such maturity date, 6 LLC and the Company were in default of the Bank Loan and were required to negotiate a revised loan agreement with Hancock Whitney Bank, resulting in the payment of a $6,000 fee for a loan extension and an increase in the interest rate thereon from 4% to 6.5%;

WHEREAS, the revised terms of the Bank Loan and the costs of the extension has adversely affected the economic impact of the Merger anticipated by the parties, the parties have agreed that the Exchange Ratio should be reduced to compensate the Purchaser for this adverse impact;

 WHEREAS, as a result of the foregoing, the parties have agreed to reduce the Exchange Ratio to Six Thousand (6,000) shares of Purchaser Common Stock, after giving effect to the Reverse Stock Split, in to which each share of Company Common Stock will be converted at the Effective Time; and

WHEREAS, the parties also have agreed to change the persons who will be appointed to the Purchaser Board, effective immediately after the Effective Time.

NOW, THEREFORE, in consideration of the above and the mutual representations, warranties, covenants, and agreements herein contained, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by all parties, the parties hereby agree as follows:

1. Amendments to the Merger Agreement. Pursuant to the provisions of Section 11.04 of the Merger Agreement, the parties hereto agree to amend the Merger Agreement as set forth herein.

1.1 Exchange Ratio. Section 3.01(a) of the Merger Agreement is hereby amended by deleting Section 3.01(a) in its entirety and by insertion, in lieu thereof, of the following:

“(a) Conversion of Company Common Stock. Subject to Section 3.04 relating to fractional shares, each share of the Company Common Stock (excluding shares to be cancelled pursuant to Section 3.03 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and automatically shall be converted into and represent the right to be exchanged for Six Thousand (6,000) shares of Purchaser Common Stock (the “Exchange Ratio”), after giving effect to the Reverse Stock Split. Except to the extent set forth in Section 3.02 hereof, the Exchange Ratio shall be fixed and no adjustment shall be made under any circumstances.”

1.2 Appointment of Directors to the Purchaser Board. Section 8.14 of the Merger Agreement is hereby amended by deleting Section 8.14 in its entirety and by insertion, in lieu thereof, of the following:

“8.14 Appointment of Directors to the Purchaser Board. The Purchaser will take all action necessary to cause expand the size of the Purchaser Board and appoint the following Persons to fill such vacancies and serve as directors of the Purchaser Board, effective immediately after the Effective Time: Randall A. Moritz, Keri A. Moritz, Brian Kendzior, Lori M. Toomey, and Kristen N. Toomey.”

1.3 Outside Termination Date. Section 10.01(d) of the Merger Agreement is hereby amended by deleting Section 10.01(d) in its entirety and by insertion, in lieu thereof, of the following:

“(d) by either the Purchaser or the Company, in the event that the Merger shall not have been consummated by May 31, 2023 (the “Outside Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Termination Date (as may be so extended); or”

2. Defined Terms. All terms that are capitalized but are not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

3. Inconsistent Provisions. All provisions of the Merger Agreement that have not been amended by this First Amendment shall remain in full force and effect. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Merger Agreement and this First Amendment, the provisions of this First Amendment shall control and be binding.

4. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via e-mail with scan attachment or other transmission method, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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IN WITNESS WHEREOF, each of the parties has caused this First Amendment to be executed on its behalf by their respective officers thereunto duly authorized, all as of the date first written above.

KINGFISH HOLDING CORPORATION

By:	/s/ Ted Sparling
Ted Sparling
Chief Executive Officer

RENOVO RESOURCE SOLUTIONS, INC.

By:	/s/ Randall Moritz
Randall Moritz
President

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